Filed Pursuant to Rule 433

Registration No. 333-238243

Dated: June 23, 2021

PRICING TERM SHEET

U.S.$1,500,000,000 0.701% SENIOR PREFERRED CALLABLE FIXED-TO-FIXED RATE NOTES DUE 2024

Issuer:	Banco Santander, S.A.

Series Number:	115

Issuer Ratings*:	A2 (Stable) / A (Negative) / A- (Stable) by Moody’s/S&P/Fitch

Expected Notes Ratings*:	A2 / A / A by Moody’s/S&P/Fitch

Status:	Senior Preferred (ordinary senior unsecured notes)

Principal Amount:	U.S.$1,500,000,000

Form of Issuance:	SEC Registered – Fixed to Fixed Rate

Pricing Date:	June 23, 2021

Settlement Date:	June 30, 2021 (T+5)

Maturity Date:	June 30, 2024

Benchmark Treasury:	0.125% UST due May 31, 2023

Benchmark Treasury Yield:	0.251%

Spread to Benchmark Treasury:	T+ 45 bps

Re-offer Yield:	0.701%

Coupon:	0.701%

Price to Public:	100.000% of the Principal Amount

Redemption Price:	100.000%

Underwriting Discount and Commission:	0.250%

Proceeds to Issuer (before Expenses):	99.750% (U.S.$1,496,250,000)

Expenses (excluding the Underwriting Discount and Commission):	U.S.$148,750

Net Proceeds (after Underwriting Discount and Commission and including Expenses):	U.S.$1,496,398,750

Initial Fixed Rate:	From, and including, June 30, 2021 to, but excluding, June 30, 2023 0.701% per annum, payable semi-annually in arrears.

Reset Fixed Rate:

From, and including, June 30, 2023 to, but excluding, June 30, 2024 (the “Reset Period”) at a fixed rate equal to the 1-yr U.S. Treasury Rate (as defined below) as of the Reset Determination Date (as defined below), plus 0.45% per annum.

1-yr U.S. Treasury Rate: means, in relation to the Reset Date and the Reset Period commencing on the Reset Date, the rate per annum equal to: (1) the average of the yields on actively traded U.S. Treasury securities adjusted to constant maturity, for one-year maturities, for the five business days immediately prior to the Reset Determination Date, published in the most recent H.15, for the maturity of one year; or (2) if such release (or any successor release) is not published during the week immediately prior to the Reset Determination Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the Reset Date.

The 1-yr U.S. Treasury Rate shall be determined by the Calculation Agent.

If the 1-yr U.S. Treasury Rate cannot be determined, for whatever reason, as described under (1) or (2) above, “1-yr U.S. Treasury Rate” means the rate in percentage per annum as notified by the Calculation Agent to Banco Santander equal to the yield on U.S. Treasury securities having a maturity of one year as set forth in the most recent H.15 at 5:00 p.m. (New York City time) on the Reset Determination Date, as applicable, on which such rate was set forth in such release (or any successor release, as determined by Banco Santander and notified to the Calculation Agent).

“Calculation Agent” means the Trustee or such other person authorized by Banco Santander as the party responsible for calculating the U.S. Treasury Rate and/or such other amount(s) from time to time in relation to the Fixed-to-Fixed Rate Notes due 2024.

“Comparable Treasury Issue” means, with respect to the Reset Period, the U.S. Treasury security or securities selected by Banco Santander (and notified to the Calculation Agent) with a maturity date on or about the last day of the Reset Period, and that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities denominated in U.S. dollars and having a maturity of one year.

“Comparable Treasury Price” means, with respect to the Reset Date, (i) the arithmetic average of the Reference Treasury Dealer Quotations for the Reset Date (calculated on the Reset Determination Date preceding the Reset Date), after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than five such Reference Treasury Dealer Quotations are received, the arithmetic average of all such quotations, or (iii) if fewer than two such Reference Treasury Dealer Quotations are received, then such Reference Treasury Dealer Quotation as quoted in writing to Banco Santander and the Calculation Agent by a Reference Treasury Dealer.

“H.15” means the daily statistical release designated as such and published by the Board of Governors of the United States Federal Reserve System under the caption “Treasury constant maturities,” or any successor or replacement publication, as determined by Banco Santander (and notified to the Calculation Agent) that establishes yield on actively traded U.S. Treasury securities adjusted to constant maturity, and “most recent H.15” means in respect of the Reset Period, the H.15 which includes a yield to maturity for U.S. Treasury securities with a maturity of one year published closest in time but prior to the Reset Determination Date.

“Reference Treasury Dealer” means each of up to five banks selected by Banco Santander, or the affiliates of such banks, which are (i) primary U.S. Treasury securities dealers, and their respective successors, or (ii) market makers in pricing corporate bond issues denominated in U.S. dollars.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and the Reset Date, the arithmetic average, as determined by the Calculation Agent, of the bid and offered prices for the applicable Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, at 11:00 a.m. (New York City time), on the Reset Determination Date.

Interest Payment Dates:	Each June 30 and December 30, commencing on December 30, 2021 up to and including the Maturity Date or any date of earlier redemption.

Day Count Fraction:	30/360 (modified unadjusted)

Optional Early Redemption (Call):	The Issuer may redeem the Fixed-to-Fixed Rate Notes due 2024 in whole (but not in part) in its sole discretion on June 30, 2023 (the “Optional Redemption Date”)

Optional Redemption Notice Period:	At least five business days but no more than thirty business days prior to the Optional Redemption Date

Business Days:	New York City, London and TARGET 2

Reset Determination Date:	The second business day immediately preceding the Reset Date

Reset Date:	June 30, 2023

Reset Fixed Rate Period Day Count Fraction:	30/360 (modified unadjusted)

Minimum Denominations / Multiples:	Minimum denominations of U.S.$200,000 and multiples of U.S.$200,000 in excess thereof

Listing:	New York Stock Exchange

Trustee and Principal Paying Agent and Calculation Agent:	The Bank of New York Mellon, London Branch

Governing Law:	New York law, except that certain provisions of the Fixed-to-Fixed Rate Notes due 2024 and the Indentures related to the status of the Fixed-to-Fixed Rate Notes due 2024 shall be governed and construed in accordance with Spanish Law.

Agreement to and acknowledgement of Statutory Bail-in:	By its acquisition of any Fixed-to-Fixed Rate Notes due 2024, each holder acknowledges, accepts, consents and agrees to be bound by the terms of the Fixed-to-Fixed Rate Notes due 2024 related to the exercise of the Spanish Bail-In Power.

Risk Factors:	Investors should read the Risk Factors in the preliminary prospectus supplement dated June 23, 2021.

U.S. Federal Income Tax Considerations:	For a discussion of the material U.S. federal income tax considerations for the ownership and disposition of the Fixed-to-Fixed Rate Notes due 2024 by U.S. investors, see “Taxation—U.S. Federal Income Tax Considerations” in the base prospectus and in the prospectus supplement. That discussion does not describe all of the tax consequences that may be relevant in the light of a U.S. investor’s particular circumstances, including any special tax accounting rules to which certain U.S. investors may be subject under section 451(b) of the U.S. Internal Revenue Code.

Selling Restrictions:	Canada, United Kingdom, Hong Kong, Italy, Japan, People’s Republic of China (excluding Hong Kong, Macau and Taiwan), Republic of Korea, Taiwan, Singapore, Switzerland and Australia. No sales in Spain. The Fixed-to-Fixed Rate Notes due 2024 are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA and in the United Kingdom.

Conflict of Interest:	Santander Investment Securities Inc., is a subsidiary of Banco Santander, S.A. Therefore, Santander Investment Securities Inc. is deemed to have a “conflict of interest” under FINRA Rule 5121 and, accordingly, the offering of the notes will comply with the applicable requirements of FINRA Rule 5121.

CUSIP / ISIN:	05971K AK5 / US05971KAK51

Joint Bookrunners:	BofA Securities, Inc. Goldman Sachs Bank Europe SE HSBC Securities (USA) Inc. RBC Capital Markets, LLC Santander Investment Securities Inc. Wells Fargo Securities, LLC

Co-Leads:	Banco de Sabadell, S.A. Caixa – Banco de Investimento, S.A. Standard Chartered Bank AG

*

Any ratings obtained will reflect only the views of the respective rating agency and should not be considered a recommendation to buy, sell or hold the Fixed-to-Fixed Rate Notes due 2024. The ratings assigned by the rating agencies are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a base prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the preliminary prospectus supplement, the base prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.

Alternatively, you may obtain a copy of the base prospectus and the preliminary prospectus supplement from BofA Securities, Inc. by calling toll free 1-800-294-1322, Goldman Sachs Bank Europe SE by calling toll free 1-866-471-2526, HSBC Securities (USA) Inc. by calling toll free 1-866-811-8049, RBC Capital Markets, LLC by calling toll free 1-866-375-6829, Santander Investment Securities Inc. by calling toll free 1-855-403-3636 and Wells Fargo Securities, LLC by calling toll free 1-800-645-3751.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the base prospectus as supplemented by the preliminary prospectus supplement.

The distribution of this term sheet and the offering of the securities to which this term sheet relates (the “Notes”) may be restricted by law in certain jurisdictions and therefore persons into whose possession this term sheet comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of any such jurisdiction.

EU PRIIPs Regulation / PROHIBITION OF SALES TO EEA RETAIL INVESTORS: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II ; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document is required by the Regulation (EU) No. 1286/2014 (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the EU PRIIPs Regulation.

UK PRIIPs Regulation / PROHIBITION OF SALES TO UK RETAIL INVESTORS: The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No. 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document is required by Regulation (EU) No. 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Notes are incompatible with the needs, characteristic and objectives of clients which are retail clients (as defined in MiFID II). Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

UK MIFIR PRODUCT GOVERNANCE/PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients only, as defined in the Regulation (EU) No. 600/2014 as it forms part of UK domestic law by virtue of EUWA (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. The target market assessment indicates that the Notes are incompatible with the needs, characteristic and objectives of clients which are retail clients (as defined in Regulation (EU) No 2017/565 as it forms part of the domestic law of the UK by virtue of the EUWA). Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels

This term sheet is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of the Notes or possession or distribution of this term sheet in any jurisdiction where action for that purpose is required. Persons into whose possession this term sheet comes are required to inform themselves about and to observe any such restrictions.